UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For August 12, 2026

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders and Results

On August 12, 2026, Energys Group Limited (the “Company”) held an Extraordinary General Meeting of the Company’s members (the “EGM”) at 4:30 p.m. (Hong Kong time and date) at the offices of the Company located at Flat A, 5th Floor, Leapont Centre, 18-28 Wo Liu Hang Road, Sha Tin, N.T., Hong Kong. The record date for the EGM was July 29, 2026 (the “Record Date”).

The following resolutions were adopted and approved.

Proposal No. 1

At the EGM, the Company’s members holding Ordinary Shares and Series A Convertible Preferred Shares approved, by ordinary resolution, that the authorized share capital of the Company be increased from US$300,300 divided into 285,000,000 Class A Ordinary Shares, par value US$0.0001 each, 15,000,000 Class B Ordinary Shares, par value US$0.0001 each, and 3,000,000 preference shares (which includes 2,575,250 shares of Series A Convertible Preferred Stock), to US$500,300 divided into 4,750,000,000 Class A Ordinary Shares, par value US$0.0001 each, 250,000,000 Class B Ordinary Shares, par value US$0.0001 each, and 3,000,000 preference shares (which includes 2,575,250 shares of Series A Convertible Preferred Stock) by the creation of an additional 4,465,000,000 Class A Ordinary Shares, par value US0.0001, and an additional 235,000,000 Class B Ordinary Shares, par value US0.0001.

Proposal No. 2

At the EGM, the Company’s members holding Ordinary Shares and Series A Convertible Preferred Shares approved, by special resolution, the amendment to the Second Amended and Restated Memorandum of Association of the Company whereby Clause 8 thereof shall be deleted in its entirety and replaced with the following:

“The authorized share capital of the Company is US$500,300 divided into (i) 4,750,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 250,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 3,000,000 preference shares of a par value of US$0.0001 each (which shall include 2,575,250 shares of Series A Convertible Preferred Stock). The Company has the power, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Act and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”

Exhibit No.	Description
99.1	Notice and Proxy Statement regarding Extraordinary General Meeting of Members to be Held on August 12, 2026 at 4:30 p.m. (Hong Kong time)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 18, 2026	ENERGYS GROUP LIMITED

	By:	/s/ Kevin Cox
	Name:	Kevin Cox
	Title:	Chief Executive Officer and Executive Director